Exhibit (a)(2)

State of Delaware Secretazy of State Division of Corporations Delivered 12:27 PM 06/27/2013 FILED 11:46 AM 06/27/2013 SRV 130823596 - 5358303 FILE

STATE of DELAWARE

CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

●	First: The name of the trust is	Syntax ETF Trust

●	Second: The name and address of the Registered Agent in the State of Delaware is
The Corporation Trust Company 1209 Orange Street, Wilmington, DE 19801 New Castle County

●	Third: The Statutory Trust is or will become prior to or within 180 days fo1lowing the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

●	Fourth: (Insert any other information the trustees determine to include therein.)

By:	/s/ Rory Riggs
Trustee(s)

Name:	Rory Riggs
Typed or Printed